Exhibit 21.1

China Electronics Holdings Inc.
List of Subsidiaries

	Subsidiary	Jurisdiction of Incorporation or Organization

1.	China Electronic Holdings Inc.	Delaware

2.	Lu’An Guoying Electronic Sales Co	People’s Republic of China

3.	Lu’an Guoying Opto-Electronics Technology Co., Ltd.	People’s Republic of China